FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

November 10, 2008

Ms. Jill Davis

Branch Chief

US SEC

Washington

DC 20549 – 7010

Re: Fischer-Watt Gold Company, Inc.

Form 10-K for the Fiscal Year Ended Jan. 31, 2007

Filed on April 27, 2007

Form 10-QSB for the Quarterly Period Ended Oct. 31, 2007

Filed on Dec. 12, 2007

Form 10-K for the Fiscal Year Ended Jan. 31, 2008

Filed on April 30, 2008

Response Letter Dated May 2, 2008

Response Letter Dated July 14, 2008

File No. 000-17386

Dear Ms. Davis,

In response to your letter of August 14 2008, we offer the following answers to your comments in the same numbered order as in your letter.

Form 10-QSB for the Quarterly Period Ended October 31, 2007

Note 2, Mineral Properties, page 6

1.

Upon discussion with the SEC, the Company has recorded the issuance of 10,000,000 options to The Astra Ventures as compensation expense with a fair value of $360,000.  This amount has been recorded as deferred compensation until July, 2007, when the sale of the Company’s interest in Minera Montoro was completed.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Item 8A, Controls and Procedures

2.

We have revised Management’s Report on Internal Controls over Financial Reporting to include the following statements:

________________________________________________________________________________________

Ms. Jill Davis

Branch Chief

US SEC

“This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There was no change in the Company’s internal control over financial reporting identified in connection with management’s assessment that occurred during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

3.

We have added the following statement as part of Item 8A:

“The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). The Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company’s desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.”

Exhibit 31.1

4.

We have revised paragraph four of Exhibit 31 to read as follows:

“4.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this annual report is being prepared;

________________________________________________________________________________________

Ms. Jill Davis

Branch Chief

US SEC

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and…”

Form 10-Q for the quarterly Period Ended April 30, 2008

Item 4T. Controls and Procedures, page 19

5.

The final paragraph of Item 4T has been revised to read as follows:

“There was no change in the Company's internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Closing Comments

We attach a draft of the financials reflecting the Astra Ventures options as discussed in Comment 1 above. We await your approval of these draft financials and your direction as to whether or not we should file a 10 KSB/A as of January 31, 2008. If you have any further questions or other comments please contact me.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos P.Eng.

Peter Bojtos P.Eng.

President and CEO

_________________________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
January 31, 2008 and 2007

	2008	2007
ASSETS		(Restated)

Current Assets:
Cash	$182,391	$466,370
Prepaid and other current assets	48,436	-

Total current assets	$230,827	$466,370

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
Accounts payable and accrued expenses	$98,462	$98,586
Income taxes payable	-	173,750
Note payable - shareholders	30,000	781,045
Accounts payable and accrued expenses - shareholders	659,937	962,898

Total current liabilities	788,399	2,016,279

Stockholders' (Deficit):
Preferred stock, non-voting, convertible, $2 par
value, 250,000 shares authorized, none outstanding	-	-
Common stock, $.001 par value, 200,000,000
shares authorized, 72,866,819 and 70,516,819 shares
issued and outstanding, respectively	72,866	70,516
Additional paid-in capital	16,589,341	16,329,191
Deferred compensation	-	(360,000)
Common stock subscriptions	12,750	12,750
Accumulated (deficit) prior to exploration stage	(15,353,115)	(15,353,115)
Accumulated (deficit) during the exploration stage	(1,879,414)	(2,249,251)

	(557,572)	(1,549,909)

	$230,827	$466,370

See the accompanying notes to the consolidated financial statements

________________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
Years Ended January 31, 2008 and 2007, and
February 1, 2001 (Inception of Exploration Stage) to January 31, 2008

			February 1, 2001
			(Inception of
			Exploration Stage)
			to January 31,
	2008	2007	2008
		(Restated)
Revenue	$-	$-	$44,240

Costs and expenses:
Cost of sales	-	-	50,000
Exploration	152,471	36,784	816,467
Writedown of inventory to market value	-	-	125,000
General and administrative	309,370	320,322	2,436,175

	461,841	357,106	3,427,642

(Loss) from operations	(461,841)	(357,106)	(3,383,402)

Other income (expense)
Interest expense	(8,383)	(10,250)	(58,019)
Relief of payables and other indebtedness	-	-	66,935
Other income	1,205,000	770,000	2,029,184
Interest income	18,179	4,577	22,756

	1,214,796	764,327	2,060,856

Income (loss) before income taxes	752,955	407,221	(1,322,546)

Income taxes	(383,118)	(173,750)	(556,868)

Net income (loss)	$369,837	$233,471	$(1,879,414)

Per share information - basic and fully diluted

Net income (loss) per share
	$0.01	$0.00	$(0.03)
Fully-diluted	$0.00	$0.00	(0.03)

Weighted average shares outstanding
Basic	71,400,016	69,910,792	54,968,664
Fully-diluted	97,600,016	87,260,792	54,968,664

See the accompanying notes to the consolidated financial statements

________________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended January 31, 2008 and 2007, and
February 1, 2001 (Inception of Exploration Stage) to January 31, 2008

			February 1, 2001
			(Inception of
			Exploration Stage)
	2008	2007	to January 31, 2008
		(Restated)

Cash flows from operating activities:
Net income (loss)	$369,837	$233,471	$(1,879,414)

Adjustments to reconcile net
income (loss) to net cash provided by (used in) operating activities:
Income from sale of mineral interest	(1,490,000)	(695,000)	(2,235,000)
Writedown of inventory to market value	-	-	125,000
Gain on relief of payables and other indebtedness	-	-	(66,935)
Depreciation	-	-	7,062
Issuance of common stock for services and other non-cash items	24,500	38,500	207,064
Stock subscriptions related to services provided	-	-	82,750
Stock options issued for services	-	-	75,500
Stock option expense	88,000	106,000	194,000
Amortization of deferred compensation	360,000	-	360,000
Changes in assets and liabilities:
Inventory	-	-	50,000
Other current assets	(48,436)	-	(48,436)
Accounts payable	(124)	25,526	156,071
Income taxes payable	(173,750)	173,750	-
Accounts payable and accrued expenses – shareholders	(190,461)	-	555,856

Total adjustments	(1,430,271)	(351,224)	(537,068)

Net cash provided by (used in) operating activities	(1,060,434)	(117,753)	(2,416,482)

Cash flows from investing activities
Proceeds from sale of mineral interest	1,490,000	695,000	2,235,000
Net cash provided by investing activities	1,490,000	695,000	2,235,000

Cash flows from financing activities:
Proceeds from issuance of common shares and stock subscriptions	-	-	580,486
Proceeds from exercise of options	-	-	35,000
Proceeds from notes payable – shareholders	-	-	40,500
Repayment of note payable – shareholder	(713,545)	(288,023)	(1,001,568)
Capital contribution by shareholder	-	-	689,068

Net cash provided by (used in) financing activities	(713,545)	(288,023)	343,486

Increase in cash and cash equivalents	(283,979)	289,224	162,004

Cash and cash equivalents, beginning of period	466,370	177,146	20,387

Cash and cash equivalents, end of period	$182,391	$466,370	$182,391

Supplemental cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$383,118	$173,750	$556,868

Non-cash investing and financing activities:
Reclassification of capital contributions to note payable	$-	$864,068	$864,068
Conversion of notes payable and accrued interest to common stock	$37,500	$150,000	$187,500
Conversion of amounts due to shareholders to common stock	$12,500	$40,000	$202,500
Conversion of amounts due to shareholders upon exercise of stock warrants	$100,000	$16,000	$116,000
Common shares issued for stock subscriptions	$-	$240,971	$433,813
Conversion of amounts due to affiliate to stock subscription	$-	$-	$131,282
Purchase of inventory via direct payment by shareholder	$-	$-	$175,000

See the accompanying notes to the consolidated financial statements

________________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Statement of Stockholders’ (Deficit)
Years Ended January 31, 2002 to 2008

						Accumulated (Deficit)
						Prior to	During
	Common Stock		Additional	Capital Stock	Deferred	Exploration	Exploration
	Shares	Amount	Paid-in Capital	Subscribed	Compensation	Stage	Stage	Total

Balance, January 31, 2001	44,398,384	$ 44,398	$ 14,476,921	$ 41,250	$ -	$ (15,353,115)	$ -	$(790,546)

Contribution to capital	-	-	263,263	-	-	-	-	263,263
Issuance of subscribed shares	825,000	825	40,425	(41,250)	-	-	-	-
Issuance of stock for services at $0.03 per share	1,000,000	1,000	24,000	-	-	-	-	25,000
Net (loss)	-	-	-	-	-	-	(634,552)	(634,552)

Balance, January 31, 2002	46,223,384	46,223	14,804,609	-	-	(15,353,115)	(634,552)	(1,136,835)

Contribution to capital	-	-	271,305	-	-	-	-	271,305
Issuance of stock options for services	-	-	75,500	-	-	-	-	75,500
Issuance of stock for services at $0.10 per share	250,000	250	24,750	-	-	-	-	25,000
Stock subscriptions for cash at $0.03 per share	-	-	-	30,000	-	-	-	30,000
Stock subscriptions for services at $0.04 per share	-	-	-	12,750	-	-	-	12,750
Net (loss)	-	-	-	-	-	-	(586,422)	(586,422)

Balance, January 31, 2003	46,473,384	46,473	15,176,164	42,750	-	(15,353,115)	(1,220,974)	(1,308,702)

Contribution to capital	-	-	129,500	-	-	-	-	129,500
Issuance of subscribed shares	1,000,000	1,000	29,000	(30,000)	-	-	-	-
Discount on stock issued to affiliates	-	-	57,000	-	-	-	-	57,000
Stock subscriptions for cash at $0.02 to $0.14 per share	-	-	-	166,282	-	-	-	166,282
Issuance of stock for cash at $0.04 per share	3,169,000	3,169	114,035	-	-	-	-	117,204
Net (loss)	-	-	-	-	-	-	(561,865)	(561,865)

Balance, January 31, 2004	50,642,384	50,642	15,505,699	179,032	-	(15,353,115)	(1,782,839)	(1,400,581)

Reclassification of subscription	-	-	(12,560)	12,560	-	-	-	-
Issuance of subscribed shares	1,906,727	1,407	156,435	(157,842)	-	-	-	-
Issuance of stock for options	500,000	500	4,500	(5,000)	-	-	-	-
Contribution to capital	-	-	25,000	-	-	-	-	25,000
Issuance of stock and subscription for services at $0.08 per share	20,000	20	1,580	70,000	-	-	-	71,600
Issuance of stock for cash at $0.07 per share	400,000	900	27,411	-	-	-	-	28,311
Stock subscriptions for cash at $0.05 to $0.10 per share	-	-	-	154,971	-	-	-	154,971
Net (loss)	-	-	-	-	-	-	(474,858)	(474,858)

Balance January 31, 2005	53,469,111	53,469	15,708,065	253,721	-	(15,353,115)	(2,257,697)	(1,595,557)

Reclassification of capital to shareholder loan	-	-	(864,068)	-	-	-	-	(864,068)
Contribution to capital	-	-	50,500	-	-	-	-	50,500
Issuance of subscribed shares	3,392,308	3,392	237,579	(240,971)	-	-	-	-
Issuance of stock for services at $0.05 per share	505,400	505	24,765	-	-	-	-	25,270
Issuance of stock for cash at $0.04 per share	5,800,000	5,800	244,200	-	-	-	-	250,000
Issuance of stock in settlement of debt at $0.05 per share	6,000,000	6,000	294,000	-	-	-	-	300,000
Stock options granted as compensation	-	-	360,000	-	(360,000)	-	-	-
Net (loss)	-	-	-	-	-	-	(225,025)	(225,025)
	-	-	-	-		-	-	75,000
Balance January 31, 2006	69,166,819	69,166	16,055,041	12,750	(360,000)	(15,353,115)	(2,482,722)	(2,058,880)

Contribution to capital	-	-	75,000	-	-	-	-	75,000
Issuance of stock in settlement of shareholder payable at $0.10 per share	400,000	400	39,600	-	-	-	-	40,000
Issuance of stock for services at $0.07 per share	550,000	550	37,950	-	-	-	-	38,500
Issuance of stock options for services	-	-	106,000	-	-	-	-	106,000
Exercise of stock warrants at $0.04 per share	400,000	400	15,600	-	-	-	-	16,000
Net income	-	-	-	-	-	-	233,471	233,471

Balance January 31, 2007 (restated)	70,516,819	70,516	16,329,191	12,750	(360,000)	(15,353,115)	(2,249,251)	(1,549,909)

Issuance of stock in settlement of shareholder payable at $0.05 per share	250,000	250	12,250	-	-	-	-	12,500
Issuance of stock in settlement of note payable at $0.05 per share	750,000	750	36,750	-	-	-	-	37,500
Issuance of stock for services at $0.07 per share	350,000	350	24,150	-	-	-	-	24,500
Issuance of stock options for services	-	-	88,000	-	-	-	-	88,000
Exercise of stock warrants at $0.10 per share	1,000,000	1,000	99,000	-	-	-	-	100,000
Amortization of deferred compensation	-	-	-	-	360,000	-	-	360,000
Net income	-	-	-	-	-	-	369,837	369,837

Balance January 31, 2008	72,866,819	$ 72,866	$ 16,589 ,341	$ 12,750	$ -	$ (15,353,115)	$ (1,519,414)	$ (557,572)

See the accompanying notes to the consolidated financial statements

________________________________________________________________________________

FISCHER-WATT GOLD COMPANY, INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2008 AND 2007

Note 1.  Accounting Policies

Business Activities

Fischer-Watt Gold Company, Inc. ("Fischer-Watt" or the "Company"), and its subsidiaries, primary business is mining and mineral exploration, and to that end to own, acquire, lease, improve, or joint venture, mineral properties and to conduct general exploration, including drilling, and other geological work undertakings in order to create increased economic value on the properties in question.

Principles of Consolidation

The consolidated financial statements include the accounts of Fischer-Watt and its majority owned subsidiaries. Ownership interests in corporations where the Company maintains significant influence over but not control of the entity are accounted for under the equity method.  Joint ventures involving non-producing properties are accounted for at cost.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Mineral Interests

The Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets", and FSP FAS 141-1 and 142-1, which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially mineable property.  Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded.

________________________________________________________________________

The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Property, Plant & Equipment

Property, plant and equipment are stated at cost. Depreciation on mining assets is provided by the units of production method by reference to the ratio of units produced to total estimated production (proven and probable reserves).

Depreciation on non-mining assets is provided by the straight-line method over the estimated service lives of the respective assets.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees for services based on the fair value of the equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

Effective February 1, 2006, the Company implemented SFAS 123, “Accounting for Stock-Based Compensation,” requiring the Company to provide compensation costs for the Company’s stock option plans determined in accordance with the fair value based method prescribed in SFAS 123(R), as amended. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

Revenue Recognition

Sales revenue is recognized upon the production of metals having a fixed monetary value.  Metal inventories are recorded at estimated net realizable value, except in cases where there is no immediate marketability at a quoted market price, in which case they are recorded at the lower of cost or net realizable value.

Gains on the sale of mineral interests include the excess of the net proceeds from sales over the Company's net book value in that property.

Generative exploration program fees, received as part of an agreement whereby a third party agrees to fund a generative exploration program in connection with mineral deposits in areas not previously recognized as containing mineralization in exchange for the right to enter into a joint venture in the future to further explore or develop specifically identified prospects, are recognized as revenue in the period earned.

________________________________________________________________________

Foreign Currency Translation

The Company accounts for foreign currency translation in accordance with the provisions of SFAS 52, "Foreign Currency Translation". The assets and liabilities of any foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Income and expenses are translated using the weighted average rates of exchange prevailing during the period which the foreign subsidiary was owned. The related translation adjustments are reflected in the accumulated translation adjustment section of stockholders' (deficit).

Environmental and Reclamation Costs

The Company currently has two active reclamation projects at its drilling sites.  Expenditures relating to ongoing environmental and reclamation programs would either be expensed as incurred or capitalized and depreciated depending on the status of the related mineral property and their future economic benefits. The recording of provisions generally commences when a reasonably definitive estimate of cost and remaining project life can be determined.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS 109 "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred income taxes to provide for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Concentration of Credit Risk

The Company maintains cash in accounts which may, at times, exceed federally insured limits.  To date, these concentrations of credit risk have not had a significant impact on the Company’s financial position or results of operations.

The Company will sell most of its metal production to a limited number of customers. However, due to the nature of the metals market, the Company is not dependent upon a significant customer to provide a market for its products.

Although the Company could be directly affected by weakness in the metals processing business, the Company monitors the financial condition of its customers and considers the risk of loss to be remote.

Inventory

Inventory is valued at the lower of cost or market on a first-in first-out basis. The Company had no inventory on hand at January 31, 2008 or 2007.

________________________________________________________________________

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 31, 2008. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued expenses and notes payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

Impairment of Long Lived Assets

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired.

Management has not identified any material impairment losses as of the date of these financial statements.

Loss Per Share

The Company calculates net income (loss) per share as required by SFAS 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents are not considered in the computation.

Segment Information

The Company follows SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."  Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance.  The Company currently operates in a single business segment and will evaluate additional segment disclosure requirements as it expands its operations.

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Restatement

The January 31, 2007 financial statements have been restated to reclassify $75,000 of debt owed to a shareholder that was forgiven.  The financial statement effect of this reclassification is as follows:

	As Reported	Restated

Net income	$308,471	$233,471
Additional paid-in capital	$15,894,191	$15,969,191
Accumulated deficit	$(2,174,251)	$(2,249,251)

In addition, certain information in the January 31, 2007 financial statements has been reclassified to confirm to the current year presentation.  There is no effect on previously reported net income or earnings per share.

Recent Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting procedures. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Statement is expected to expand the use of fair value measurements, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007.  Management is currently evaluating the requirements of SFAS 159 and has not yet determined the impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective on January 1, 2009.  Management is currently evaluating the impact of adopting this statement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141R).  This statement replaces SFAS 141, Business Combinations.  The statement provides guidance for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R provides for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.  The statement determines what information to disclose to enable users to be able to evaluate the nature and financial effects of the business combination.  The provisions of SFAS 141R are effective as of January 1, 2009 and do not allow early adoption.  Management is currently evaluating the impact of adopting this statement.

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Note 2.  Financial Condition, Liquidity, and Going Concern

At January 31, 2008, the Company had stockholders' and working capital deficits of $557,572. In addition, the Company has no revenue producing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

During 2005, the Company entered into an agreement to sell its holdings in a property located in Mexico (see Note 7).  This transaction was completed on July 9, 2007, and the Company no longer holds any interest in Mexico other than a possible future royalty.

The ability of the Company to achieve its operating goals and thus positive cash flows from operations is dependent upon its ability to acquire a mineral property and ultimately achieve production status, the future market price of metals, future capital raising efforts, and the ability to achieve future operating efficiencies anticipated with increased production levels. Management's plans will require additional financing, and exploration activity with respect to mineral properties. While the Company has been successful in capital raising endeavors in the past, there can be no assurance that its future efforts and anticipated operations will be successful.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3.  Notes Payable - Shareholders

In 2004, a shareholder advanced $175,000 to the Company by the direct payment for the Company’s gemstone inventory. During the year ended January 31, 2008, this loan plus accrued interest was fully repaid.

In 2005, another shareholder advanced $30,000 to the Company for working capital purposes and to assist in identification of new mining properties.  This loan bears interest at 5% per annum and is due on demand.

On December 5, 2005, the Company agreed to repay prior capital contributions made by The Astra Ventures Inc. (“Astra”), a Company controlled by a related party, in the amount of $864,068 in exchange for Astra’s 21.6% joint venture interest in the La Balsa property. During the year ended January 31, 2008, this loan was fully repaid.

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Note 4.  Stockholders' (Deficit)

During the year ended January 31, 2002, Astra contributed $263,263 to the capital of the Company to be used primarily for the identification and assessment of new mining properties.  The Company issued 825,000 shares of common stock which had been subscribed for in a prior year.  The Company issued 1,000,000 shares of common stock in exchange for consulting services, which were valued at their fair market value of $25,000.

During the year ended January 31, 2003, Astra contributed $271,305 to the capital of the Company to be used primarily for the identification and assessment of new mining properties.  The Company issued 250,000 shares of common stock in exchange for consulting services, which were valued at their fair market value of $25,000.  During the year ended January 31, 2003, the Company received cash aggregating $30,000 related to a stock subscription for 1,000,000 common shares from a director. In addition, the Company agreed to issue 325,000 shares of common stock for services. These shares were valued at their fair market value of $12,750 and charged to operations during the year ended January 31, 2003.

During the year ended January 31, 2004, Astra contributed $129,500 to the capital of the Company to be used primarily for the identification and assessment of new mining properties.  The Company issued an aggregate of 3,169,000 shares of common stock for cash of $117,204.  In addition, the Company accepted stock subscriptions for 1,300,000 shares of common stock for cash of $35,000 and 937,727 shares of common stock for the forgiveness of salary due to an officer of $131,282. One of the cash subscriptions for 1,050,000 shares is with an affiliate and the discount on the shares from fair market value of $31,500 has been charged to operations during the year ended January 31, 2004.

During the year ended January 31, 2005, Astra contributed $25,000 to the capital of the Company to be used primarily for the identification and assessment of new mining properties.  The Company issued 1,906,727 shares of common stock for stock subscriptions of $157,842. The Company issued 400,000 shares of common stock for cash aggregating $28,311. In addition, certain affiliates exercised options to purchase 500,000 shares of common stock for $5,000. The Company also issued 20,000 shares of common stock for services and recorded a subscription for 875,000 shares of common stock valued at fair market value of $70,000 for services. In addition the Company received $154,971 for stock subscriptions.

During the year ended January 31, 2006, the Company issued 3,392,308 shares of common stock for stock subscriptions of $240,971. The Company issued 5,800,000 shares of common stock for cash aggregating $250,000. In addition, loans outstanding in the amount of $250,000 were converted to 6,000,000 shares of common stock.  The Company issued 505,400 shares of common stock for services valued at fair market value of $25,270.  The Company recorded a capital contribution of $50,500 upon the forgiveness of related party debt.  The Company granted 10,000,000 options to Astra, and recorded $360,000 of deferred compensation.  In addition, $864,068 of capital contributions made by Astra in prior years were reclassified as notes payable.

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During the year ended January 31, 2007, the Company issued 400,000 shares of common stock at $0.10 per share in settlement of amounts to due a shareholder. The Company issued 550,000 shares of common stock for services valued at fair market value of $38,500, and issued options valued at $106,000.  A shareholder exercised warrants to purchase 400,000 shares of common stock at $0.04 per share, reducing amounts owed by the Company in the amount of $16,000.  In addition, the Company recorded a capital contribution of $75,000 upon the forgiveness of related party debt.

During the year ended January 31, 2008, the Company issued 350,000 shares of common stock for services valued at fair market value of $24,500, and issued options valued at fair market value of $88,000.  Two directors exercised stock options for a total of 1,000,000 shares of common stock at $0.05 per share in exchange for debt of $50,000. The Company issued 1,000,000 warrants which were exercised in settlement of amounts due to a shareholder. In addition, the Company recorded deferred compensation expense of $360,000 upon the completion of the sale of Montoro to Nexvu/Rogue River.

Note 5.  Common Stock Options and Warrants

The Company's Stock Option Plan states that the exercise price of each option will be granted at an amount that equals the market value at the date of grant. All options vest at a time determined at the discretion of the Company's Board of Directors. All options expire if not exercised within 10 years from the date of grant, unless stated otherwise by the Board of Directors upon issuance.

During the year ended January 31, 2008, the Company granted 1,500,000 options to directors and 500,000 options to non-affiliates at a price of $0.10 per share, expiring May 22, 2012.  In addition, the Company extended the expiration date for 1,000,000 options that were due to expire during the year ended January 31, 2008.

During the year ended January 31, 2007, the Company granted 2,500,000 options to directors and 150,000 options to non-affiliates at a price of $0.10 per share, expiring July 27, 2011

Effective February 1, 2007, the Company implemented the rules of SFAS 123(R), “Accounting for Stock-Based Compensation,” which requires the Company to expense as compensation the value of options granted under the Company's stock option plan as determined in accordance with the fair value based method prescribed in SFAS 123(R).  The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

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For the year ended January 31, 2008, the Company recorded stock option compensation expense of $88,000 based on the following assumptions:  expected life of 4.75 years, stock price of $0.07 per share at date of grant, dividend yield of 0$, expected volatility of 0.8738 and risk-free interest rate of 4.0%.

For  the year ended January 31, 2007, the Company recorded stock option compensation expense of $106,000 based upon the following assumptions:  expected life of 2 years, stock price of $0.07 per share at date of grant, dividend yield of 0%, expected volatility of 1.227 and risk-free interest rate of 3.8%.

The following table summarizes the stock option activity:

		Weighted-average
	Stock Options	Price per share

Outstanding at January 31, 2006	14,700,000	$0.29
Granted	2,650,000	$0.10
Exercised	-
Expired	(1,050,000)	$0.04

Outstanding at January 31, 2007	16,300,000	$0.28
Granted	2,000,000	$0.10
Exercised	(1,000,000)	$0.05
Expired	(900,000)	$0.05

Outstanding January 31, 2008	16,400,000	$0.28

The following table summarizes information about fixed-price warrants at January 31, 2008:

		Options Outstanding		Options Exercisable
		Weighted-	Weighted-	Weighted-
		Average	Average	Average
Range of	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.05	1,000,000	1.5 yrs	$0.05	1,000,000	$0.05
$0.115	750,000	1.5 yrs	$0.115	750,000	$0.115
$0.10	2,650,000	3.5 yrs	$0.10	2,650,000	$0.10
$0.10	2,000,000	4.5 yrs	$0.10	2,000,000	$0.10
$0.30-$0.60	10,000,000	5.0 yrs	$0.40	10,000,000	$0.40

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The Company accounts for transactions with individuals other than employees in which goods or services are the consideration received for the issuance of equity instruments in accordance with the provisions of SFAS 123, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The following table summarizes information about warrants at January 31, 2008:

		Warrants Outstanding		Warrants Exercisable
	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life	Price	Exercisable	Price

$0.10	9,800,000	1 yr	$0.10	9,800,000	$0.10

Note 6.  Income Taxes

The components of net (loss) before taxes for the Company's domestic and foreign operations were as follows:

January 31,	2008	2007

Domestic	$(452,045)	$ (362,779)
Foreign	1,565,000	770,000
Net income before taxes	$1,112,955	$ 407,221

The difference between the federal statutory tax rate and the effective tax rate on net income before taxes is as follows:

January 31,	2008	2007

Federal statutory rate	(34.0)%	(34.0)%
Increase in net deferred tax asset	34.0	34.0
	0.0%	0.0%

The Company has federal tax loss carry forwards of approximately $7.370 million at January 31, 2008, which expire through 2025. The principal difference between the net operating loss for income tax purposes and the net operating loss per the Company's books results from losses incurred in a foreign country of approximately $8 million and expired loss carry forwards.

The deferred tax asset of approximately $2.5 million resulting from the net operating loss carry forwards is entirely offset by a valuation allowance as management does not believe the Company has met the "more  likely than not" standard imposed by SFAS 109 to allow recognition of a net deferred tax asset.

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Note 7. Transactions With Related Parties

During the year ended January 31, 2008, the Company completed the sale of all of its interest in Minera Montoro to Rogue River Resources, Inc.(“Rogue River”). In order to effect the sale to Rogue River, the Company repurchased the 21.6% interest in the La Balsa property held by Astra, a Company controlled by a Director of the Company. The Company has repaid Astra the sum of $864,068 which was the amount originally advanced to acquire the 21.6% interest in the La Balsa property.

During the year ended January 31, 2008, the Company repaid a total of $190,461 to two shareholders for accounts payable and accrued expenses.  Another shareholder converted debt of $12,500 to exercise options at $0.05 per share and additional debt of $100,000 to exercise of warrants at $0.10 per share. Another shareholder exercised options of 750,000 shares at $0.05 per share for debt reduction of $37,500.  Notes payable of $175,000 plus accrued interest $24,383 due to a shareholder, were retired during the year.

During the year ended January 31, 2007, a shareholder forgave debt of $75,000 that was owed to him by the Company. In addition, a shareholder converted debt of $40,000 in exchange for 400,000 shares of common stock at $0.10 per share. Another shareholder converted debt of $16,000 to exercise warrants on 400,000 shares at $0.04 per share.

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